UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                         North American Scientific, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    65715D100
                        ---------------------------------
                                 (CUSIP Number)


                                   May 4, 2004
                                   -----------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 5 pages
CUSIP No. 65715D100

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   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Trust U/W Annenberg Moses L for benefit of Evelyn A Hall

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   2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]

                                                                          (b)[ ]

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   3. SEC Use Only


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   4. Citizenship or Place of Organization

       Commonwealth of Pennsylvania

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Number of     5. Sole Voting Power
Shares Bene-
ficially by      0
Owned by Each ------------------------------------------------------------------
Reporting     6. Shared Voting Power
Person With:
                 1,181,529
              ------------------------------------------------------------------
              7. Sole Dispositive Power

                 1,181,529
              ------------------------------------------------------------------
              8. Shared Dispositive Power

                 0
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   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,181,529
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  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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  11. Percent of Class Represented by Amount in Row (9)

      7.5%
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  12. Type of Reporting Person (See Instructions)

      OO
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                                                               Page 3 of 5 pages
CUSIP No. 65715D100

Item 1.

   (a) The name of the issuer is North American Scientific, Inc. ("NASI").

   (b) The address of NASI's principal executive offices is 20200 Sunburst Street, Chatsworth, California 91311.

Item 2.

   (a) The name of the person filing is Trust U/W Annenberg Moses L for benefit of Evelyn A Hall (the "Filer").

   (b) The address of the Filer's principal business office is 153 East 53rd Street, 23rd Floor, New York, NY 10022.

   (c) The place of organization of the Filer is Commonwealth of Pennsylvania.

   (d) This statement on Schedule 13G relates to the Common Stock, $.01 par value, of NASI (the "Securities").

   (e) The Securities has a CUSIP number of 65715D100.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
   78o).

   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 68c)

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g) [ ] A parent holding company or control person in accordance with ss.230.23d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

   Not applicable.

Item 4. Ownership.

   (a) Amount beneficially owned: 1,181,529.

   (b) Percent of class: 7.5%.

   (c) Number of shares as to which the person has:

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                                                               Page 4 of 5 pages
CUSIP No. 65715D100

         (i)      Sole power to vote or to direct the vote: 0

         (ii)     Shared power to vote or to direct the vote: 1,181,592

                  The Filer has shared power to vote 1,181,592 shares of the Securities pursuant to an irrevocable proxy of the Filer.

         (iii)    Sole power to dispose or to direct the disposition of:
                  1,181,592

         (iv)     Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]: Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

   Not applicable.

Item 8. Identification and Classification of Members of the Group

   Not applicable.

Item 9. Notice of Dissolution of Group

   Not applicable.

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 5 of 5 pages
CUSIP No. 65715D100

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   DATE: May 14, 2004                      TRUST U/W ANNENBERG MOSES L FOR
                                               BENEFIT OF EVELYN A HALL


                                           By:   /s/ John A. Friede
                                               ---------------------------------
                                               Name: John A. Friede, Co-Trustee


                                           By: Citicorp Trust Bank, FSB,
                                               Co-Trustee


                                              By:    /s/ Marjorie E. Nesbitt
                                                 -------------------------------
                                                 Name:  Marjorie E. Nesbitt
                                                 Title: Vice President, Citibank